UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Tom Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Tom Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,503,301(1)

	8.	Shared Voting Power 1,268,950(2)

	9.	Sole Dispositive Power 6,503,301(1)

	10.	Shared Dispositive Power 1,268,950(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,772,251(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.7%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 63,521 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis and Jack Kosta Kartsotis, both minors, 2,666,667 shares pledged as collateral to secure a revolving line of credit being extended by JPMorgan Chase Bank, N.A. to Mr. Kartsotis and 2,052,000 shares pledged as collateral to secure a revolving line of credit being extended by SunTrust Bank to Mr. Kartsotis.

(2) Comprised of 3,450 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership, and 1,265,500 shares owned jointly by Mr. and Mrs. Kartsotis.

(3) Based on 66,628,696 shares issued and outstanding as of March 27, 2009.

2

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009, as amended and/or supplemented by Amendment No. 1 thereto filed March 6, 2009, Amendment No. 2 thereto filed March 19, 2009 and Amendment No. 3 thereto filed March 25, 2009 (as amended, the “Schedule 13D”).  This Amendment No. 4 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Kartsotis, to disclose the pledge of 2,052,000 shares to secure a revolving line of credit being extended by SunTrust Bank to Mr. Kartsotis and to reflect the transfer to a joint account of shares held by Mr. Kartsotis and his wife, Lynne Kartsotis.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5(b) is amended and restated in its entirety as follows:

(b) Number of shares as to which Mr. Kartsotis has:

(i)            sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)           shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)          sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)          shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 66,628,696 shares of Common Stock, as reported in the Issuer’s Definitive Proxy Statement filed on April 10, 2009.

Item 5(c) is amended and restated in its entirety as follows:

(c)  Transactions in shares of Common Stock of the Issuer effected by Lynne Kartsotis since the most recent filing on Schedule 13D consist of the following transactions:

	Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
	April 13, 2009	0	25,000	18.4486	(1)	Open market sale
	April 9, 2009	0	190,000	18.4448	(1)	Open market sale
	April 8, 2009	0	86,900	16.8310	(1)	Open market sale
	April 7, 2009	0	22,500	16.4936	(1)	Open market sale
	April 6, 2009	0	25,000	16.8659	(1)	Open market sale
	April 3, 2009	0	60,100	17.2387	(1)	Open market sale
	April 2, 2009	0	325,000	17.2404	(1)	Open market sale
	April 1, 2009	0	102,000	15.9248	(1)	Open market sale
	March 31, 2009	0	65,700	15.9619	(1)	Open market sale
	March 30, 2009	0	25,000	15.8384	(1)	Open market sale
	March 27, 2009	0	152,300	16.8100	(1)	Open market sale
	March 26, 2009	0	155,000	17.1431	(1)	Open market sale

(1)       Excluding commissions of $0.05 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Mr. Kartsotis is a party to a Commercial Pledge Agreement by and among Mr. Kartsotis and JPMorgan Chase Bank, N.A. (the “JPMorgan Chase”), pursuant to which Mr. Kartsotis has pledged 2,666,667 shares of Common Stock to secure, among other things, a revolving line of credit being extended by JPMorgan Chase to Mr. Kartsotis.  Mr. Kartsotis is a party to a Collateral Account Security Agreement by and among Mr. Kartsotis and SunTrust Bank (the “SunTrust”), pursuant to which Mr. Kartsotis has pledged 2,052,000 shares of Common Stock to secure, among other things, a revolving line of credit being extended by SunTrust to Mr. Kartsotis.  Mr. Kartsotis is also a party to a sales plan intended to satisfy the requirements of Rule 10b5-1 under the Exchange Act to sell a portion of the shares described herein.  The Sales Plan covers the sale of up to 2,500,000 shares of Common Stock.

The foregoing description of the Sales Plan is a summary only and is qualified in its entirety by the terms of the Sales Plan, which is attached as an exhibit to Amendment No. 3 to the Schedule 13D filed March 25, 2009 and is incorporated herein by reference.

3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2009
Tom Kartsotis

	By:	/s/ Tom Kartsotis
	Name:	Tom Kartsotis